

04019654

UNITED STATES
~~SECURI~~TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

~~AN~~NUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 24 2004 WASH. D.C. PROCESSING SECTION

SEC FILE NUMBER
8- 39319

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwest Resources Securities Corp.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

2511 North 124th Street

                                  (No. and Street)

Elm Grove	WI	53122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce J. Robertson   (262) 786-6338
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolb+Co. SC

                                (Name – *if individual, state last, first, middle name*)

2400 S. 102nd Street	Milwaukee	WI	53227
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 1 0 2004

 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

CONFIDENTIAL

I, _____ Bruce J. Robertson _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Midwest Resources Securities Corp. _____ , as of _____ September 30 _____ , 2004 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Title

Notary Public

AMY K. WELCH

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWEST RESOURCES SECURITIES CORP.
Financial Statements
September 30, 2004

CONTENTS



Kolb+Co. sc

Business Advisers / CPAs

Page 1

INDEPENDENT AUDITOR'S REPORT

November 8, 2004

Bart Adams, CPA
Thomas P. Luken, CPA
Keith I. Kamperschroer, CPA
Mark W. Miller, CPA
Les S. Tarjan, CPA
Timothy J. Tremel, CPA
James D. Brandenburg, CPA
Mark S. Sobczak, CPA
David S. Laske, CPA
Suzanne M. Denzine, CPA
Bryan L. Pautsch, CPA

Kolb+Co. Affiliates:
Financial Advisers, LLC
Medical Billing, LLC
Technology Advisers, LLC
Retirement Plan Services, LLC

To the Board of Directors
Midwest Resources Securities Corp.

We have audited the accompanying Statements of Financial Condition of Midwest Resources Securities Corp. as of September 30, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audits of the Statements of Financial Condition provide a reasonable basis for our opinion.

In our opinion, the Statements of Financial Condition referred to above present fairly, in all material respects, the financial position of Midwest Resources Securities Corp. as of September 30, 2004 and 2003 in conformity with United States generally accepted accounting principles.

Kolb+Co. SC

Kolb+Co. SC

2400 South 102nd Street
Milwaukee, WI 53227-2199
414/543-2100 Phone
414/543-6681 Fax
800/461-8843 Toll Free
www.KolbCo.com

Beyond the Bottom Line

MIDWEST RESOURCES SECURITIES CORP.
<u>**Statements of Financial Condition**</u>
(With the auditor's report of November 8, 2004)
As of September 30,

<u>*ASSETS*</u>

	2004	2003
<u>Current Assets</u>		
Cash	$ 25,252	$ 26,354
Prepaid expenses	536	980
Total Assets	$ 25,788	$ 27,334

<u>*LIABILITIES AND STOCKHOLDER'S EQUITY*</u>

	2004	2003
<u>Total Liabilities</u>	$ -	$ -
<u>Stockholder's Equity</u>		
Common stock, $1 par value, 56,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Retained earnings	15,788	17,334
Total Stockholder's Equity	25,788	27,334
Total Liabilities and Stockholder's Equity	$ 25,788	$ 27,334

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

MIDWEST RESOURCES SECURITIES CORP.
Page 3
Notes to Statements of Financial Condition
(With the auditor's report of November 8, 2004)
As of September 30, 2004 and 2003

Note #1   Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Midwest Resources Securities Corp. (the Company) was formed on February 5, 1988 as a broker-dealer to offer and sell limited and general partnership interests through direct participation private placements, throughout the United States.

Commission Revenue and Expense

Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due to the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Temporary Cash Investments

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

The Company at times had funds at one financial institution that exceeded the federally insured limits during fiscal 2004 and 2003.

Concentrations of Credit Risk

The financial instrument which potentially subjects the Company to concentration of credit risk consists of cash, which is carried at its approximate fair value due to its short maturities. The Company policy is to limit credit exposure on financial instruments and places its cash with a financial institution deemed as being credit worthy.

Income Taxes

The Company has elected to be treated as an S Corporation, "small business corporation," for income tax purposes. Under this election, profits and losses are passed directly to the shareholder for inclusion in his personal income tax returns. As such, the Company does not pay corporate income taxes on its taxable income. Accordingly, no liability or provision for federal or state income taxes is included in the accompanying statements.

Note #2   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At the fiscal years ended 2004 and 2003, the Company had net capital of $25,252 and $26,354, respectively, which, in each instance, exceeded its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both fiscal years ended 2004 and 2003.

MIDWEST RESOURCES SECURITIES CORP.
<u>**Notes to Statements of Financial Condition**</u>
(With the auditor's report of November 8, 2004)
As of September 30, 2004 and 2003

Page 4

Note #3   Related Party Transactions

Steven L. Baptie is the shareholder and director of the Company and Midwest Resources, Inc. Midwest Resources, Inc. is the general partner of Midwest Resources 2004-1 Oil and Gas Income Limited Partnership and 2003-1 Oil and Gas Income Limited Partnership.

The Company was involved in the following related party transactions:

	2004	2003
Commission revenue from Midwest Resources 2004-1 Oil and Gas Income Limited Partnership	$ 229,950	$ -
Commission revenue from Midwest Resources 2003-1 Oil and Gas Income Limited Partnership	-	237,650
Total	$ 229,950	$ 237,650
Commission expense paid to Midwest Resources, Inc.	$ 76,350	$ 74,250